UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BIND THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05548N107

(CUSIP Number)

Open Joint Stock Company “RUSNANO”

Prospect 60-letiya Oktyabrya 10a

117036 Moscow

Russian Federation

+7 (495) 988-5388

With a copy to:

Kristina Beirne

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 632-8321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1	Names of reporting persons Open Joint Stock Company “RUSNANO”
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,491,357 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 1,491,357 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 1,491,357 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.28% (1)
14	Type of reporting person CO

(1)	Based upon 16,063,820 shares of Common Stock represented by the Issuer to be outstanding as of September 25, 2013, the closing date of the Issuer’s initial public offering.

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Item 1. Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (hereafter “Common Stock”), of BIND Therapeutics, Inc., a Delaware corporation with its principal executive offices at 325 Vassar Street, Cambridge, Massachusetts 02139 (hereafter referred to as the “Issuer”).

Item 2. Identity and Background.

The following is information with respect to the identity and background of the person filing this statement:

(a) Name

This Statement is filed by Open Joint Stock Company “RUSNANO,” having Principal State Registration Number 1117799004333 (the “Reporting Person”).

Schedule A to this Statement, which is incorporated herein by reference, sets forth the name of each director and executive officer of the Reporting Person (collectively, the “Schedule A Persons”).

(b) Residence or Business Address

The address of the principal business and principal office of the Reporting Person is Prospect 60-letiya Oktyabrya 10a, 117036 Moscow, Russian Federation.

The business address of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of the Reporting Person is financing innovative nanotechnology projects.

The present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(d) Criminal Convictions

During the past five years, neither the Reporting Person nor any of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e) Civil Proceedings

During the past five years, neither the Reporting Person nor any of the Schedule A Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

The Reporting Person is an open joint stock company organized under the laws of the Russian Federation. The Russian Federation owns 100% of the Reporting Person.

The citizenship of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On September 25, 2013 the Reporting Person purchased 120,000 newly-issued shares of Common Stock (the “IPO Shares”) for an aggregate purchase price of $1,800,000.

In a number of transactions, from November 2011 to July 2013 (the “Pre-IPO Transactions”) the Reporting Person acquired 2,759,624 shares of Series D preferred stock and 833,333 shares of Series BRN preferred stock of the Issuer (the “Pre-IPO Shares”) for an aggregate purchase price of $21,557,742. As of September 25, 2013, all of the Pre-IPO Shares have converted into 1,371,357 shares of Common Stock, after giving effect to a 1-for-2.62 reverse stock split of the Common Stock effected by the Issuer on September 5, 2013.

The Reporting Person obtained the amounts required for all purchases of IPO Shares and Pre-IPO Shares from its working capital.

Item 4. Purpose of Transaction.

The Reporting Person purchased the shares of Common Stock for investment purposes.

From time to time, the Reporting Person may formulate plans or proposals for, hold discussions with the Issuer’s Board of Directors, management, stockholders and other parties about, and reserves the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or that would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Other than as set forth in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule A Persons has any present plans or proposals that relate to any of the foregoing.

The Reporting Person intends to continuously review its investment in the Issuer and may in the future determine to (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise; (ii) dispose of all or a portion of the

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securities of the Issuer that it owns; or (iii) take any other available course of action, which could involve one or more of the actions or have one or more of the results described in the preceding paragraph. Notwithstanding anything to the contrary in this Statement, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters at any time. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (i) the Issuer’s business and prospects; (ii) other developments concerning the Issuer and its businesses generally; (iii) other business opportunities available to the Reporting Person; (iv) developments with respect to the business of the Reporting Person; (v) changes in law and government regulations; (vi) general economic, industry and stock market conditions, including the market price of the shares of Common Stock; and (vii) the Issuer’s compliance with the terms and conditions of the Investors’ Rights Agreement (as defined below).

Yurii Udaltsov has served as a member of the Board of Directors of the Issuer since November 2011 and is a member of the Audit Committee and Nominating and Corporate Governance Committee of the Board of Directors of the Issuer. Dr. Udaltsov also serves as a member of the Executive Board (as Deputy Chairman of the Executive Board) of the Reporting Person.

Item 5. Interest in Securities of the Issuer.

(a) and (b) This statement relates to 1,491,357 shares of Common Stock, constituting approximately 9.28% of the outstanding Common Stock. Such percentage is calculated based upon 16,063,820 shares of Common Stock represented by the Issuer to be outstanding as of September 25, 2013, the closing date of the Issuer’s initial public offering.

To the knowledge of the Reporting Person, none of the Schedule A Persons is the beneficial owner of any shares of Common Stock. The Reporting Person owns all such shares both beneficially and as direct owner, and, subject to the terms of the Lock-Up Agreement (as defined below), has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of such shares.

(c) Other than as disclosed in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule A Persons has effected any transactions in the shares of Common Stock in the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following is a summary of the material terms of an Investors’ Rights Agreement and a Lock-Up Agreement entered into by the Issuer and the Reporting Person. Other than as described in this statement, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or any of the Schedule A Persons and between such persons and any person with respect to any securities of the Issuer.

Lock-Up Agreement

On August 27, 2013, in connection with the Reporting Person’s purchase of the New IPO Shares, Credit Suisse Securities (USA) LLC, Cowen and Company, LLC and the Reporting Person entered into a Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, subject to limited exceptions, the Reporting Person will not, during the period ending 180 days after September 19, 2013 (the “Lock-Up Period”):

•	offer, pledge, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock, any securities convertible into or exercisable or exchangeable for any Common Stock or enter into a transaction which would have the same effect; or

•	enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock,

whether any transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

Upon the expiration of the Lock-Up Period, the Reporting Person’s shares of Common Stock will become eligible for sale, subject to any applicable limitations under Rule 144 under the Securities Act of 1933 and other applicable United States securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 1 and incorporated herein by reference.

Investors’ Rights Agreement

In connection with the Pre-IPO Transactions, the Issuer, the Reporting Person and certain other stockholders of the Issuer entered into a Fourth Amended and Restated Investors’ Rights Agreement, dated November 7, 2011, as amended by Amendment No. 1, dated as of January 23, 2013, and Amendment No. 2, dated as of August 28, 2013. (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

The holders of at least 50% of the outstanding shares of the Issuer having registration rights (the “Registrable Securities”) have the right to require the Issuer, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act of 1933 in order to register the resale of shares of Common Stock. The Issuer may, in certain circumstances, defer such registrations for a period of no more than 120 days and the underwriters of such registration would have the right, subject to certain limitations, to limit the number of shares included in such registrations.

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Form S-3 Registration Rights

At any time when eligible to use a Form S-3 registration statement, the holders of 50% of the outstanding Registrable Securities may require the Issuer to register the resale of all or a portion of their shares having an aggregate offering price to the public of at least $1,000,000 on a registration statement on Form S-3, subject to certain conditions and limitations. In an underwritten offering, the managing underwriter, if any, would have the right, subject to specified conditions, to limit the number of Registrable Securities such holders may include.

Piggyback Registration Rights

If the Issuer proposes to register any of its securities under the Securities Act of 1933 either for its own account or for the account of other security holders, the holders of Registrable Securities will be entitled to notice of such registration and will be entitled to include their common stock in such registration, subject to certain marketing and other limitations.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investors’ Rights Agreement.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

The registration rights described herein will terminate on the earlier of: (i) five years after the closing of the IPO and (ii) with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144(b)(1) under the Securities Act of 1933 within a ninety (90) day period.

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Market Stand-Off

For a period of 180 days following the effective date of a registration statement filed under the Act, the Holders have agreed not to sell, contract to sell (including any short sale), grant any option to purchase or otherwise transfer or dispose of any shares of the Issuer except Common Stock included in such registration, if such 180-day restricted period is requested by the Issuer and underwriter and provided that all officers and directors of the Issuer enter into similar agreements. The 180-day restricted period may be extended for an additional period of 15 days if the Issuer issues or proposes to issue an earnings release within the last 15 days of the 180-day restricted period.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Lock-Up Agreement, dated as of August 27, 2013, by and between Credit Suisse Securities (USA) LLC, Cowen and Company, LLC and Open Joint Stock Company “RUSNANO”.

2.	Fourth Amended and Restated Investors’ Rights Agreement, dated as of November 7, 2011, by an among BIND Biosciences, Inc., Open Joint Stock Company “RUSNANO” , other persons and entities listed on Schedules A, B and C thereto, Omid Farokhzad, Paul Goldenheim and Robert S. Langer, Jr., as amended by Amendment No. 1, dated as of January 23, 2013, and Amendment No. 2, dated as of August 28, 2013.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013

OPEN JOINT STOCK COMPANY “RUSNANO”

By:	/s/ Yurii Udaltsov
Name: Yurii Udaltsov
Title: Deputy Chairman of the Executive Board

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Schedule A

Directors and Executive Officers of Open Joint Stock Company “RUSNANO”

The name and present principal occupation or employment of each director and executive officer of Open Joint Stock Company “RUSNANO” are set forth below. The business address for each person listed below is c/o Open Joint Stock Company “RUSNANO,” Prospect 60-letiya Oktyabrya 10a, 117036 Moscow, Russian Federation. All such directors and executive officers, except for Remes Seppo, are citizens of the Russian Federation. Remes Seppo is the citizen of Finland.

Name	Principal Occupation or Employment
Anatoly Borisovich Chubais	Chairman of the Executive Board, member of the Board of Directors and Chief Executive Officer of Open Joint Stock Company “RUSNANO”

Vladislav Nikolaevich Putilin	Chairman of the Board of Directors of Open Joint Stock Company “RUSNANO”

Vladimir Alexandrovich Dmitriev	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and Chairman of the Executive Board of State Corporation “The Bank for Development and Foreign Economic Affairs (Vnesheconombank)”

Victor Feliksovich Vekselberg	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and Chairman of the Board of Directors of Renova Group of Companies

Remes Seppo	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and Chairman of the Audit Committee of Open Joint Stock Company “RUSNANO”

Nikolay Iosifovich Solomon	Member of the Board of Directors of Open Joint Stock Company “RUSNANO,” First Deputy General Director for corporate functions – chief financial officer of State Atomic Energy Corporation Rosatom

Mikhail Aslanovich Pogosyan	Member of the Board of Directors of Open Joint Stock Company “RUSNANO”, President of Joint Stock Company “United Aircraft Corporation”

Mikhail Vladimirovich Alfimov	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” Chairman of the Scientific and Technical Council of Open Joint Stock Company “RUSNANO”

Igor Rubenovich Agamirzyan	Member of the Board of Directors of Open Joint Stock Company “RUSNANO”, General Director of Russian Venture Company (Open Joint Stock Company)

Sergey Viktorovich Chemezov	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and General Director of State Corporation “Rostekhnologii”

Pavel Mikhailovich Teplukhin	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and Chief Executive Officer of Deutsche Bank Group in Russia

Oleg Vladimirovich Kiselev	Member of the Executive Board (Deputy Chairman of the Executive Board) of Open Joint Stock Company “RUSNANO”

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Yakov Moiseevich Urinson	Member of the Executive Board of Open Joint Stock Company “RUSNANO”

Andrey Gennadievich Svinarenko	Member of the Executive Board (Deputy Chairman of the Executive Board) of Open Joint Stock Company “RUSNANO”

Andrey Vladislavovich Trapeznikov	Member of the Executive Board and Director for External Communications of Open Joint Stock Company “RUSNANO”

Sergey Vladimirovich Kalyuzhnyi	Member of the Executive Board of Open Joint Stock Company “RUSNANO”

Yurii Arkadievich Udaltsov	Member of the Executive Board (Deputy Chairman of the Executive Board) of Open Joint Stock Company “RUSNANO”